July 20, 2005

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306
Attn: Karen J. Garnett, Esq.

Re:	NNN 2002 Value Fund, LLC Preliminary Proxy Materials on Schedule 14A (File No. 0-51098)

Ladies and Gentlemen:

     This letter is submitted on behalf of NNN 2002 Value Fund, LLC (the “Company”), together with Amendment No. 1 to the Company’s preliminary proxy materials on Schedule 14A initially filed with the Commission on June 20, 2005.

     Courtesy copies of Amendment No. 1 will be delivered to you by the Company’s financial printer, Bowne & Co., Inc., together with blacklined copies that compare the Amendment to the initial filing. Unless set forth otherwise in this letter, page numbers in the Company’s responses refer to pages in the Amendment and capitalized words used in this letter without definition are used as defined in the Amendment.

     On behalf of the Company, the remainder of this letter responds to the comments provided by the Staff in its letter to the Company dated July 5, 2005 (the “Comment Letter”). The Company’s responses below are numbered to correspond to the numbered paragraphs in the Comment Letter. For your convenience, we repeat in bold italics each of the Staff’s comments prior to each response by the Company.

Securities and Exchange Commission, Division of Corporation Finance
July 20, 2005 – Page 2

1.	We note your disclosure on page 48 that, as of March 31, 2005, there were 5,960 units owned by 545 investors, outstanding and the disclosure in your Form 10 that, as of December 31, 2004 and May 10, 2005, there were 5,960 units owned by 600 investors. We further note your disclosure on page 70 that you sold 5,960 units to 545 investors in a private placement offering and your disclosure in your Form 10 that you sold 5,960 units to 622 investors in a private placement offering. Please advise or revise.

In response to the Staff’s request, the Company hereby advises the Staff that there were 5,960 units owned by 545 investors at each of the close of the offering period, December 31, 2004, May 10, 2005 and June 30, 2005. The reference to inconsistent numbers of investors in the Form 10 was an erroneous reference to the number of investments made, rather than the number of investors. We are amending our Form 10 to correctly disclose that there were 545 investors at each of the referenced dates.

2.	We note your disclosure on page 52 regarding your significant tenants. We further note that the percentage of the 2004 annual base rent for each significant tenant does not correspond to the percentage of 2004 annual base rent listed for each significant tenant in your Form 10. Please advise or revise.

In response to the Staff’s request, the Company has revised its disclosure on page 52 to clarify that the percentages stated are based on the 2005 annual base rent.

3.	Please ensure that all other disclosure in your proxy statement is consistent with the disclosure in your Form 10.

The Company has revised the disclosure in the proxy statement so that it is consistent with the disclosure in the Form 10.

* * *

     The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced preliminary proxy materials and Amendment thereto (together, the “Filings”);

•	Staff comments or changes to disclosure in response to Staff comments in the Filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Securities and Exchange Commission, Division of Corporation Finance
July 20, 2005 – Page 3

     The Company would appreciate your earliest consideration of the Amendment and this response. If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (714) 667-8252. Thank you.

Very truly yours, /s/ Andrea R. Biller Andrea R. Biller, Esq. Triple Net Properties, LLC

cc:	Peter T. Healy, Esq. O’Melveny & Myers LLP